UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Oportun Financial Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
68376D104
(CUSIP Number)
Christian Neira
NB Alternatives Advisers LLC
1290 Avenue of the Americas
New York, New York 10104
212-647-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68376D104
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) NB Alternatives Advisers LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,952,422*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,952,422*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,422*
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 9.9% *Includes 3,952,422 shares of common stock of Oportun Financial Corporation (the
(14)	Type of Reporting Person (See Instructions) IA

Item 1. Security and Issuer
This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock") of Oportun Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 2 Circle Star Way, San Carlos, California 94070.
Item 2. Identity and Background
(a)
This Schedule 13D is being filed by NB Alternatives Advisers LLC, a Delaware limited liability company (the "Reporting Person").
(b)
The business address of the Reporting Person is 325 N. Saint Paul Street, Suite 4900, Dallas, Texas 75201.

Information regarding each executive officer of the Reporting Person is set forth on Annex A hereto.
(c)
The principal business of the Reporting Person is an investment adviser to funds and other clients. The name, business address, present principal occupation or employment and citizenship of each executive officer of the Reporting Person is set forth on Annex A hereto.
(d)
During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Annex A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Annex A attached hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)
The Reporting Person is a Delaware limited liability company. All of the persons set forth on Annex A are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The disclosure in Item 4 is incorporated herein by reference.
Item 4. Purpose of Transaction
2024 Credit Agreement and Warrant Issuance

Credit Agreement

On October 23, 2024, the Issuer entered into a secured Credit Agreement (the "Credit Agreement") with the Issuer's wholly owned subsidiary Oportun, Inc., as borrower (the "Borrower"), certain affiliates of Castlelake L.P. ("Castlelake") and funds managed by the Reporting Person as lenders (the "NB Clients"), and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent, pursuant to which funds managed by the Reporting Person would lend their portion of $235 million of senior secured term loans (the "Loans") conditioned on the repayment of certain debt and the consummation of the sale of the Issuer's credit card portfolio. On November 14, 2024, the Loans were funded upon satisfaction of the conditions referenced above (the "Closing"), including $117.5 million from NB Clients. The Loans are scheduled to mature four years from the date of the Closing. Under the Credit Agreement, the Borrower will be required to repay $12.5 million of the Loans on or prior to July 31, 2025 and an additional $27.5 million of the Loans on or prior to January 31, 2026.

Warrants

On the Closing Date, the Issuer issued warrants to purchase 2,426,503 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), at an exercise price of $0.01 per share, to NB Clients (the "2024 Warrants"). The 2024 Warrants are subject to beneficial ownership limitation provisions that prohibit the Issuer from issuing, and the Reporting Person's fund clients from exercising the Warrants, if the NB Clients, together with their affiliates and any members of a group with them, would, after giving effect to such exercise, beneficially own more than 9.9% of the issued and outstanding Common Stock.
The Issuer also entered into a Registration Rights Agreement with the applicable holders of the Warrants, including the NB Clients (the "2024 Registration Rights Agreement"), which stipulates that the Issuer will file a registration statement with the Securities and Exchange Commission with respect to the shares underlying the 2024 Warrants within 45 days after the Closing.

Observer Rights

In connection with the Credit Agreement, the Reporting Person's fund clients have the right to select and replace one observer with respect to the Issuer's board of directors (the "Board") so long as the NB Clients continue to hold at least 50 percent of the loans and commitments outstanding. The Issuer will have the ability to exclude the observer in all or portions of certain meetings. On November 14, 2024, the Reporting Person decided to proceed with exercising its rights to appoint an observer.

Previous Credit Agreement and Warrants

Funds managed by the Reporting Person also hold previously issued warrants to purchase 4,193,453 shares of Common Stock, at an exercise price of $0.01 per share, to affiliates of the Reporting Person (the "2023 Warrants" and together with the 2024 Warrants, the "Warrants") in connection with a loan, which was subsequently repaid. Those warrants are also subject to a 9.9% beneficial ownership limitation provision similar to that in the 2024 Warrants.

The Issuer also entered into a Registration Rights Agreement with the applicable holders of the Warrants (the "2023 Registration Rights Agreement" and, together with the 2024 Registration Rights Agreement, the "Registration Rights Agreements"). The registration statement registering the resale of the shares underlying the 2023 Warrants has been filed and is effective.

The foregoing description of the Credit Agreement, the Warrants, and the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, the Warrants and the Registration Rights Agreements, a copy of which is filed as Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5 hereto, each of which is incorporated herein by reference.

The Reporting Person's clients hold the Warrants exercisable for Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person's clients may from time to time: (i) acquire additional shares of Common Stock and/or Warrants or other equity, debt, notes, other securities, or derivatives or other instruments that are convertible into shares of Common Stock, or are based upon or relate to the value of the shares of the Issuer (collectively, "Securities") in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. As a lender and through its observer on the Board, the Reporting Persons may, from time to time, discuss matters with the Board, management, shareholders and lenders of the Issuer that could impact such sub items, such as the capital structure of the Issuer.
Item 5. Interest in Securities of the Issuer.
(a)
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

In the aggregate, the Reporting Person beneficially owns 3,952,422 shares of Common Stock, or 9.9% of the Common Stock outstanding. All of the shares referenced as beneficially owned are issuable upon the exercise of the Warrants, which are subject to the limitations on exercise set forth in Item 4.
(b)
The Reporting Person may be deemed to have shared power to vote or direct the vote and to have shared power to dispose of or direct the disposition of these shares of Common Stock, directly held by the NB Clients as set forth in rows 7, 8, 9, 10, 11 and 13 of each of the cover pages of this Schedule 13D.

Calculations of beneficial ownership are based on 35,971,037 shares of Common Stock of the Issuer assumed to be outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 12, 2024.

Pursuant to Rule 13d-4 of the Act, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
(c)
Item 4 is incorporated herein by reference. Except as set forth in Item 4, none of the Reporting Person or, to the best knowledge of such person, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.
(d)
The NB Clients have the right to receive or direct the receipt of dividends from, and the proceeds from the sale of the shares of Common Stock underlying the Warrants.
(e)
Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 4 above is hereby incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
EX-1.1	Executive Officers of NB Alternatives Advisers LLC
EX-99.1	Materials to be Filed as Exhibits 99.1-99.5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 20, 2024
NB Alternatives Advisers LLC
By:	/s/ Christian Neira

Name: Christian Neira
Title: Managing Director

Exhibit Index

Exhibit No.	Description
EX-1.1	Executive Officers of NB Alternatives Advisers LLC
EX-99.1	Materials to be Filed as Exhibits 99.1-99.5